Mail Stop 4561

March 6, 2009

Mr. David R.E. Hale
President and Chairman
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, NY 11735

      Re: International Smart Sourcing, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed February 6, 2009
              File No. 001-14753

Dear Mr. Hale:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to include all items required to be disclosed by Item 14 of Schedule 14A. For example, please include a summary term sheet.

Outstanding Shares and Voting Rights, page 3

2.   You state that a majority of the outstanding voting shares have executed written consents approving the proposed merger and amendment to your Certificate of Incorporation. Please revise your disclosure to identify the stockholders and the number of shares that consented to the proposals.

3.   Please tell us how you obtained the consents of the stockholders who approved the proposals, and provide a legal analysis detailing how acquiring the consents from the stockholders did not constitute a solicitation of proxies.

Action 1 – The Reverse Merger

Terms of the Reverse Merger, page 6

4.   Please disclose in greater detail how you determined the purchase price of 22 million shares of common stock for the target. Please describe how you determined the value of the target in this regard and how you determined the current fair market value of your common stock.

5.   We refer to Appendix 1 of the Share Exchange Agreement and note that the current assets of Network 1 Financial Securities will not be acquired by you in the transaction. Please include disclosure noting that the current assets of Network 1 Financial Securities will not be acquired by you and describe those assets. Also explain why these assets were not included in the acquisition and disclose to whom such assets will be sold or transferred.

6.   Please include a dilution analysis that includes the net tangible book value per share before and after the acquisition.

7.   Please disclose any expenses incurred by you or that you anticipate incurring in connection with the proposed transaction. Also disclose the expenses incurred by Network 1 Financial Securities and who will pay for those expenses. If any finders were used in the acquisition, please name each finder and disclose all fees.

Description of NETW, page 7

8.   Please expand your description of Network 1 Financial Securities' business. We note, for example, that Network 1 Financial Securities has reported revenues from underwriting services as well as from its operations as a broker-dealer. For example, a detailed discussion would include disclosure of the products and services offered by the company, a discussion of its customer base, and the competitive position of the company.

9.   Please include contact information for Network 1 Financial Services in the information statement. Refer to Item 14(b)(2) of Schedule 14A.

<u>Employees, page 7</u>

> Please include the disclosure required by Item 402 of Regulation S-K for Network
> 1 Financial Securities and International Smart Sourcing, Inc. respectively. This
> disclosure should be the same information that the target company would be
> required to file in a 1934 Act registration statement. In addition, please provide
> Item 402 disclosure for each person who will serve as a director or executive
> officer of the combined company. Refer to Interpretive Response 217.12 of the
> Division of Corporation Finance Compliance and Disclosure Interpretations
> relating to Regulation S-K, updated July 3, 2008, which is available at
> www.sec.gov.

<u>Regulatory Approvals Required, page 7</u>

10.   We refer to your disclosure that you intend to file a Form D in connection with
        the issuance of the 22 million shares of common stock in the transaction. Please
        state upon which exemption you intend to rely for the issuance of these shares.

<u>Past Contacts, Transactions or Negotiations, page 7</u>

11.   Please expand upon your disclosure of past contacts and negotiations between you
        and Network 1 Financial Services. For example, we note that the Letter of Intent
        was executed on July 29, 2008. Please discuss any contacts and negotiations prior
        to such time that resulted in the execution of the Letter of Intent. Refer to Item
        14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A.

12.   We refer to your disclosure in your Form 10-K for the fiscal year ended
        December 31, 2008 that you have a note receivable in the amount of $100,000
        from Network 1 Financial Advisors Inc., an affiliate of Network 1 Financial
        Services. Please revise your disclosure to include a discussion of this transaction.
        Refer to Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A.

<u>Ownership of ISSI after the Reverse Merger, page 9</u>

13.   We note that Network 1 Financial Securities holds a warrant to purchase 53,452
        shares of your common stock. Please clarify how this warrant will be treated in
        the transaction.

<u>Discussion and Analysis of NETW's Operations and Financial Condition, page 10</u>

14.   Please revise the "Overview" section to provide investors with a better
        understanding of Network 1 Financial Securities and the matters that management

is primarily concerned with in evaluating the company's financial condition and operating results. A good introduction, accordingly, might discuss material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For example, we note that Network 1 Financial Securities recently had a net loss from operations. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release 33-8350. See also Item 303 of Regulation S-K.

Form of Stock Purchase Agreement, page A-1

15.   We note the reference in Appendix 1 to assets enumerated on Schedule 1. Please clarify if Schedule 1 and Appendix 1 are the same document. If not, please include Schedule 1 in the Schedule 14C.

Financial Statements

Network I Financial Securities, Inc. ("NETW")

16.   Please explain to us how NETW considered the requirements of SFAS 157 in the preparation of the interim financial statements.

Consolidated Statements of Operations, page C-5

17.   As disclosed on pages C-10 and C-11, NETW generates revenues from a variety of activities. Please explain to us how you considered disclosing separately each material source of revenues within the total reported on your statements of operations. Refer to Chapter 4 of AICPA Audit and Accounting Guides\Brokers and Dealers in Securities as it relates to the presentation of statement of operations of broker-dealers.

Summary of Significant Accounting Policies

Consolidation of Variable Interest Entities, page C-9

18.   We noted that NETW consolidates entities that are wholly beneficially-owned by its stockholders, based on FIN 46R. Please provide us the analysis that NETW performed to determine that each of those entities is a VIE and that NETW is the primary beneficiary.

Concentration of Credit Risk, page C-12

19.   Please explain to us how you considered the disclosure requirements of paragraph
        13.b of FIN 45 as it relates to the maximum potential amount associated with
        NETW's guarantees provided to its clearing brokers for the performance of its
        clients.

Note 5 – Due from Clearing Organization, page C-15

20.   Please clarify to us whether the marketable securities on deposit with Southwest
        are reflected at fair value.

Pro Forma Condensed Combined Financial Statements

21.   We noted that NETW's VIEs have been eliminated in the pro forma financial
        statements since they will not be included in the merger transaction in accordance
        with the Stock Purchase Agreement. Please provide us a more comprehensive
        explanation of the terms of the Stock Purchase Agreement as they relate to the
        NETW's VIEs. Also, if going forward NETW will be required to consolidate the
        referenced VIEs under FIN 46R explain how the elimination of the VIEs in your
        pro forma presentation is appropriate.

# # # #

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3404 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Kristen J. Angelino, Esq.
        Gerston Savage LLP
        Via facsimile (212) 980-5192